UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

ETOTALSOURCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

297719106
(CUSIP Number)

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

November 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.













                                  SCHEDULE 13D

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1                       NAME OF REPORTING PERSON

                        Mark A. Uram
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2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|

                                                                         (b) |_|
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3                       SEC USE ONLY

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4                       SOURCE OF FUNDS

                        PF
----------------------- --------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
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6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Illinois, USA
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NUMBER OF SHARES        7	SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON        	8,475,000
WITH
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			8	SHARED VOTING POWER

                                0
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                        9	SOLE DISPOSITIVE POWER

                                8,475,000
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                        10	SHARED DISPOSITIVE POWER

                                0
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11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                            	8,475,000
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12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )
----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          	10.57%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                          	IN
----------------------- --------------------------------------------------------





Item 1.   Security and Issuer

      This statement relates to shares of common stock, no par value per share (the "Shares"), of eTotalsource, Inc. a Colorado corporation (the "Issuer"). The Principal, executive office of the Issuer is located at 1510 Poole Blvd., Yuba City, CA 95993.

Item 2. Identity and Background

      Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

      All Shares were acquired through cash purchase in open market transactions.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Shares for personal investment and invests independently of investment advice given by investment publications or investment relations personnel. The Reporting Person does not have present intentions of selling, granting any participation in, or otherwise distributing the acquired Shares.

(a) The Reporting Person may continue to increase his position if the issuer continues to issue shares though its convertible debenture agreement, with Cornell Capital Partners, LP (Cornell), of which 225,000,000 shares of common stock are to be issued upon the conversion of the November 2005 Debentures, as described in the filing of its SB-2, filed with the Securities and Exchange Commission (SEC) on December 30, 2005. Through November 4, 2006, Cornell has converted $62,500 of convertible debentures into 29,373,865 Shares of common stock.

The Reporting Person has no present plans or intentions which would result in, or relate to, any transactions as described in subparagraphs (b) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) - (b) As of November 30, 2006, Reporting Person was the record and beneficial owner of 8,475,000 Shares, representing 10.57% of the issued and outstanding Shares, as stated in the 10Q, filed on December 21, 2006, for quarter ending September 30, 2006. As of November 4, 2006, the company had 80,168,019 common Shares issued and outstanding. Reporting Person has sole power to vote and to dispose or to direct the disposition of all his Shares.

      (c) - (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      Not applicable.

Item 7. Material to be Filed as Exhibits

      Not applicable.







SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  December 31, 2006             REPORTING PERSONS:

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                                                                Mark A. Uram